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                               July 28, 2021

       Shaun Bagai
       Chief Executive Officer
       RenovoRx, Inc.
       4546 El Camino Real, Suite 223
       Los Altos, CA 94022

                                                        Re: RenovoRx, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 21, 2021
                                                            File No. 333-258071

       Dear Mr. Bagai:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed July 21, 2021

       Exhibits

   1. Please revise Article X of your Sixth Amended and Restated Certificate of Incorporation to clearly state that
the federal district courts of the United States of America will be the exclusive forum for
resolving any complain asserting a cause of action arising under the
                                                        Securities Act or the
Securities Exchange Act of 1934, consistent with your disclosure on page 105. Alternately,
please provide reasonable assurance that you will make future investors aware of the
provision's limited applicability by including such disclosure in your future Exchange
Act reports.
 Shaun Bagai
FirstName
RenovoRx,LastNameShaun Bagai
            Inc.
Comapany
July       NameRenovoRx, Inc.
     28, 2021
July 28,
Page  2 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kristin Lochhead at 202-551-3664 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Jeffrey Fessler, Esq.